March 24, 2015

Melissa N. Rocha
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:    Red Trail Energy, LLC
Form 10-K for the Fiscal Year Ended September 30, 2014
Filed December 15, 2014
Definitive Proxy Statement on Schedule 14A
Filed January 27, 2015
File No. 0-52033

Dear Ms. Rocha:

We are in receipt of your letter dated March 10, 2015 providing comments on our Form 10-K for the fiscal year ended September 30, 2014, and the Definitive Proxy Statement on Schedule 14A. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses, set forth below is each of your comments in chronological order immediately followed by our response.

Form 10-K for the Fiscal Year Ended September 30, 2014

Item 1A. Business, page 4

1.    We note that you have entered into an amendment to your loan agreement with First National Bank of Omaha. Please file a copy of the amendment as an exhibit to your next Exchange Act report, or alternatively, please tell us where we may locate the amendment.

RESPONSE:    While we do not believe the amendment is material as it is simply an annual extension of the maturity date of our revolving loan, we will file a copy of the amendment with our next Exchange Act report as requested.

Patents, Trademarks, Licenses, Franchises and Concession, page 7

2.    We note your disclosure regarding the license granted by ICM to you for the use of certain ethanol production technology necessary to operate your plants. We are unable to locate a copy of the license agreement. Please file a copy of the agreement with your next exchange act report, or in the alternative, please tell us where we may locate the agreement. See Item 601 (b)(10) of Regulation S-K.

RESPONSE:    The license granted by ICM was included as exhibit D to our Lump Sum Design-Build Agreement dated August 29, 2005 filed as Exhibit 10.12 to our registration statement on Form 10-12G filed June 6, 2006. We have included a reference to the Lump Sum Design-Build Agreement in Part IV, Item 15, in our Form 10-K/A filed March 24, 2015.

3.     We note your disclosure on page four regarding the GS CleanTech Corporation litigation. As currently drafted, it is unclear how the litigation relates to you and whether you are a party to the litigation. Please supplementary advise us as to the relevance of the litigation. Please also clarify the relevance in your future Exchange Act reports.

RESPONSE: The lawsuit filed by GS CleanTech Corporation involves numerous ethanol production companies throughout the industry, however, we are not a party to the lawsuit. This lawsuit has been monitored closely by many ethanol production companies and their investors due to the impact it may have on companies which produce corn oil. Since many of our investors were interested in the outcome of this lawsuit, despite the fact that we were not parties to the lawsuit, we included a brief discussion of the recent activity in the lawsuit. We do not anticipate including comparable updates in the future unless there is a development in the case which we believe is material to our operations or that would be of general interest to our investors.

Item 11. Executive Compensation, page 48

4.    We note you have omitted disclosure for Item 12 and included two separate disclosures for Item 11. Please amend your 10-K to include Item 12 disclosure and to delete the duplicative Item 11 disclosure.

RESPONSE:    We amended the Form 10-K as requested on Form 10-K/A filed on March 24, 2015.

Definitive Proxy Statement on Schedule 14A

Certain Relationships and Related Transactions, page 12

5.    In future filings, please include the disclosure required by Item 404 of Regulation S-K for your transactions with RPMG, Inc. and Renewable Products Marketing Group, LLC, or tell us why you do not believe such disclosure is required.

RESPONSE:    It is our position that no disclosure under Item 404 of Regulation S-K is required as neither RPMG, Inc. nor Renewable Products Marketing Group, LLC qualify as related parties under Item 404 of Regulation S-K. Further, no related party of Red Trail Energy, LLC has a direct or indirect material interest in either RPMG, Inc. or Renewable Products Marketing Group, LLC.

Instruction 1 to Item 404(a) provides that the term related party of an issuer means its directors, officers, director nominees, immediate family members of the foregoing and individuals or entities which own 5%

or more of the issuer's equity. None of our governors, governor nominees, officers or family members of the foregoing have any ownership interest in either Renewable Products Marketing Group, LLC or RPMG, Inc. such that they would have a direct or indirect interest in any transaction between Red Trail Energy, LLC and Renewable Products Marketing Group, LLC or RPMG, Inc. Further, neither Renewable Products Marketing Group, LLC nor RPMG, Inc. own an interest in Red Trail Energy, LLC. Our CEO, Gerald Bachmeier, is appointed by Red Trail Energy, LLC to serve on Renewable Products Marketing Group, LLC's board of directors to represent our ownership interest, however, as a result of Instruction 6(a)(i) to Item 404(a), this relationship does not result in an indirect material interest by Mr. Bachmeier pursuant to Item 404(a).

In connection with our response to the comments contained in your letter dated March 10, 2015, our management hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jodi Johnson
Chief Financial Officer